# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIOS Tech Inc., CIK 0001603993
CUSIP: G6593L122
Title of class of securities: Class A common share, par value $0.01 per share
Address of issuer's principal executive offices: 407, TWR 2, Harbour C, 8 Hok Cheung St., Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0002120188
Persons authorized to receive notices and communications: Lamor Blossom Limited, c/o Yanto 28 Duchess Road, 02-13 The Tresor, Singapore, Singapore (U0), 11837, 86-18621566222; Yanto, 28 Duchess Road, 02-13 The Tresor, Singapore, Singapore (U0), 11837, 86-18621566222

## Reporting persons
- Lamor Blossom Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 21,185,000; shared voting power 0; sole dispositive power 21,185,000; shared dispositive power 0; aggregate amount beneficially owned 21,185,000 (32.6% of the class)
  Comment: Note to Row 7, 9, 11: Represents 21,185,000 Class A Common Shares of AIOS Tech Inc. (the "Issuer") directly held by Lamor Blossom Limited. Yanto is the sole shareholder of Lamor Blossom Limited.
  
  Note to Row 13: The percentage calculation is based on 64,985,096 Class A Common Shares and 0 Class B Common Shares of the Issuer outstanding as of March 6, 2026.
- Yanto (CIK 0002120188): type of reporting person: individual (IN); citizenship or place of organization: Indonesia (K8); source of funds: personal funds (PF); sole voting power 21,185,000; shared voting power 0; sole dispositive power 21,185,000; shared dispositive power 0; aggregate amount beneficially owned 21,185,000 (32.6% of the class)
  Comment: Note to Row 7, 9, 11: Represents 21,185,000 Class A Common Shares of the Issuer directly held by Lamor Blossom Limited. Yanto is the sole shareholder of Lamor Blossom Limited.
  
  Note to Row 13: The percentage calculation is based on 64,985,096 Class A Common Shares and 0 Class B Common Shares of the Issuer outstanding as of March 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common share, par value $0.01 per share
Name of issuer: AIOS Tech Inc.
Address of issuer's principal executive offices: 407, TWR 2, Harbour C, 8 Hok Cheung St., Hong Kong, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D is being jointly filed by Lamor Blossom Limited ("LBL") and Yanto (the "Reporting Persons").
Residence or business address:
The business address of LBL is [OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands].

The business address of Yanto is 28 Duchess Road, #02-13 The Tresor, Singapore
Present principal occupation or employment:
The principal business of LBL is investment holding.

Yanto serves as a Director of LBL.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: LBL is a limited company incorporated under the laws of British Virgin Islands. Yanto is a citizen of the Republic of Indonesia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 and Item 5 is hereby incorporated by reference into this Item 3.

The aggregate consideration for the acquisition of Class A Common Shares described in Item 5 was US$8,474,000. The transaction was funded by Yanto with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Class A Common Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Class A Common Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Class A Common Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Class A Common Shares (or other securities convertible or exercisable into Class A Common Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Class A Common Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Class A Common Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

LBL directly owns 21,185,000 Class A Common Shares of the Issuer, representing approximately 32.6% of the Issuer's total issued and outstanding Class A Common Shares. Yanto is the sole shareholder of LBL. Consequently, Yanto is deemed to beneficially own the 21,185,000 Class A Common Shares of the Issuer held by LBL.

The percentage of beneficial ownership of each Reporting Persons is based on 64,985,096 Class A Common Shares and 0 Class B Common Shares of the Issuer outstanding as of March 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the Class A Common Shares of the Issuer reported in this Schedule 13D.
Transactions in the class effected during the past sixty days:
On February 13, 2026, LBL entered into a Securities Purchase Agreement and a Form of Warrant with the Issuer, pursuant to which, LBL agreed to subscribe for, and the Issuer agreed to issue and sell to LBL,(i) 21,185,000 Class A Common Shares, par value US$0.01 per Class A common share, of the Issuer, at a purchase price of $0.4 per Class A common share (the "Per Share Purchase Price"), for a total price of $8,474,000 (the "Transaction"), and (ii) a warrant to purchase up to 42,370,000 additional Class A Common Shares of the Issuer. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250% of the Per Share Purchase Price. The Transaction was completed on March 6, 2026 (the "Closing Date"). The Warrants are exercisable on or after the ninety (90th) day following the Closing Date and will expire five (5) years after that date.

During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any other transactions in the Class A Common Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated March 17, 2026 by and between the Reporting Persons

Exhibit 2: Form of Securities Purchase Agreement dated February 13, 2026 by and among AIOS Tech Inc. and Investors (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 13, 2026)

## Signatures
- Lamor Blossom Limited: /s/ Yanto, Yanto/Director (03/17/2026)
- Yanto: /s/ Yanto, Yanto (03/17/2026)